(d)(2)(vii)

November 30, 2011

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

ING Investments, LLC (“ING Investments”) and ING Investment Management Co. (“ING IM”) are parties to a Sub-Advisory Agreement dated March 1, 2002, as amended (the “Agreement”), and pursuant to an Acceptance Letter dated November 30, 2011, ING Investments has agreed to pay ING IM an annual sub-advisory fee of 0.2475% as a percentage of average daily net assets of ING Emerging Markets Index Portfolio (the “Portfolio”). By this letter dated November 30, 2011, ING IM voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

ING IM will waive 0.0675% of the sub-advisory fee payable by ING Investments for a period from November 30, 2011 through and including May 1, 2014 for the Portfolio, as indicated in the net sub-advisory fee rate reflected in the schedule set out below.

	Annual Sub-Advisory Fee
Series	Gross	Waiver	Net
ING Emerging Markets Index Portfolio	0.2475%	0.0675%	0.18%

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November 30, 2011

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

/s/ Christopher Kurtz
Christopher Kurtz
Vice President, Finance
ING Investment Management Co.

ACCEPTED AND AGREED TO:
ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President